December 22, 2006

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-7010

Re:          West Pharmaceutical Services, Inc.
                Form 10-K for the fiscal year ended December 31, 2005
                File No. 1-8036

Dear Mr. Cash:

Set forth below are the responses of West Pharmaceutical Services, Inc. (“West”) to the comments raised in your letter dated December 12, 2006. To facilitate your review, all SEC staff comments, which are reproduced in bold type and followed by management’s response, appear under the same caption and number as used in your original letter.

Critical Accounting Policies and Estimates
Revenue Recognition, page 34

1.  With a view towards future disclosure, please provide us with a comprehensive  discussion of the nature of your engineering service agreements and how you concluded that percentage of completion accounting was appropriate. In addition, please clarify for us under what circumstances you would have agreements with separate units of accounting and how you determine the relative fair value of these units.

Management’s response: West provides engineering services to our customers, principally in designing and constructing molds and tools used in the production of customer products. Revenues from these engineering and tooling services comprise approximately 5% of our consolidated net sales. Generally, a customer will present us with a tool design, and we will quote a price to complete the project. West engineers prepare detailed cost estimates for our management and finance teams and monitor the projects until completion. West has three facilities wholly dedicated to tooling and mold design and construction, personnel with significant technical expertise, and a long history of providing these engineering and design services. Therefore we are able to make dependable estimates on the costs to complete these projects.  We believe our contracts and services are within the scope of Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”).  Paragraph 23 of SOP 81-1 states “the percentage-of-completion method is preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist:

•              Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

•              The buyer can be expected to satisfy his obligations under the contract.

•              The contractor can be expected to perform his contractual obligations.”

Accordingly, West accounts for these engineering and design contracts under the percentage of completion method. A portion of our agreements may contain payment milestones timed to the delivery of a preliminary design, or construction of a proto-type. We review these agreements to determine whether more than one unit of accounting exists, following the guidance of EITF 00-21:  Revenue Arrangements with Multiple Deliverables. Based on our review, we determined the entire contract to be the unit of accounting since the milestones fail to meet the separate unit of accounting criteria listed in paragraph 9 of EITF 00-21, as there generally is no objective and reliable evidence of the fair value of the undelivered item(s).

In future filings West will revisit our disclosure of our tooling, engineering and design agreements and associated revenue recognition procedures.

Note 2. Acquisitions, page 45

2.  With a view towards future disclosure, please tell us how you determined the value of the customer contracts and customer relationships obtained in your acquisition of Tech Group, Inc.  In this regard, please also tell us how you determined the useful lives you assigned to these assets. In addition, please tell us how you determined the trademarks acquired had indefinite lives. Reference paragraph 11 of SFAS 142.

Management’s response: The fair values of the Customer Contracts and Customer Relationships obtained in our acquisition of the Tech Group Inc. were determined with the aid of an independent valuation services firm using a multi-period excess earnings model known as the “Residual Approach”, a variation of the Income Approach. Under this method, the aggregate business-projected cash flows are allocated to the subject asset and deductions are made to recognize returns on contributory assets, leaving the excess, or residual net cash flow, as indicative of the subject asset’s fair value.

The economic life of four significant Customer Contracts was determined by reference to the expected economic life of the respective products underlying these agreements, with consideration given to the contractual terms of the agreements, management’s assessment of the current performance of the Tech Group under the respective contracts, contract renewal rates, and the nature of the various products.  Based on this assessment, management concluded that the economic life of the customer contracts will exceed the contractual terms and that a remaining useful life of 20 years was reasonable.

Over its 30 year history, the Tech Group, Inc. had developed positive and recurring relationships with customers, resulting in additional services for existing products as well as new product opportunities. Customer Relationships are generally non-contractual and do not have an indefinite life but are subject to competition in the marketplace and evolving manufacturing requirements. Accordingly, such relationships do terminate and it is this attrition that defines the economic or remaining useful life. Management, with the aid of an independent valuation services firm, determined historical customer attrition rates through reviewing 5 years of sales history for each respective customer. These attrition rates were used to derive a ‘survivor curve’. We used several methods to estimate the remaining useful life which incorporated future cash flows and geometric survivor curves resulting in an average remaining useful life estimate of 25 years for the acquired customer relationships.

As a result of the Tech Group, Inc.’s history of providing on-time commercialization of specialized products and demonstrated staying power in a consolidating industry, Tech Group products and services using Tech Group, Inc. trademarks have broad market recognition. West intends to continue to use these trademarks, and maintain a market presence by conducting its business using the Tech Group name and trademarks for the foreseeable future.  As there are no known legal, regulatory, contractual or economic factors which limit the useful life of these trademarks, we concluded that the useful life was indefinite, in accordance with paragraph 11 of SFAS 142.

In future filings West will provide additional information regarding the allocation of purchase price to acquired assets and liabilities, and the determination of useful lives.

Below is an example of our proposed wording to be used in future filings:

“The purchase price has been allocated to assets acquired and liabilities assumed based on estimates of fair value determined by management with the aid of independent valuation specialists. The fair value of customer relationships and customer contracts was estimated using a variation of the income approach; a method estimating the fair value of an asset based on the cash flows that an asset can be expected to generate over its useful life. The remaining useful life of acquired assets was determined in reference to the period over which the asset is expected to contribute to future cash flows. Trademarks acquired in the Tech Group, Inc. acquisition were assigned an indefinite useful life as management intends to continue to utilize them for the foreseeable future and there are no known legal, regulatory, contractual or economic factors which limit their useful life.”

3. Note 8 Segment Information, page 52

We note your Tech Group segment is composed of your previously existing Device Group and recently acquired Tech Group, Inc. businesses. With a view towards future disclosure, please tell us if the Device Group and Tech Group, Inc. businesses constitute separate operating segments and, if so, how you considered the aggregation criteria in paragraph 17 of SFAS 131 when combining the two operating segments into one reporting segment.

Management’s response: The Tech Group acquisition occurred in May 2005.  During the course of that year, we continued to provide the chief operating decision maker (CODM) separate operating results of both our acquired business and our historical ‘device group’ while management worked to fully integrate these operations under one management team.  This was accomplished by the end of 2005 and the Tech Group segment is considered one operating segment as only the combined results are regularly reviewed by the CODM and performance is assessed on the same combined basis.

West acknowledges that during the 2005 year, the components of the Tech Group segment would technically meet the definition of an operating segment. However, no change in our external reporting would have been required as the acquired and historical components of this segment meet all of the aggregation criteria noted in paragraph 17 of SFAS 131:  Disclosures about Segments of an Enterprise and Related Information.  Both the acquired and historical businesses utilize precision injection-molding processes to produce plastic containers and or component parts for a similar class of customers and our products are generally distributed directly to our customers for further processing and or filling. The economic characteristics of the acquired and historical businesses are also very similar in terms of gross margin, selling costs and other profitability measures.

In future filings we will clearly indicate that the Tech Group is a single operating segment.

West acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the above answers adequately respond to the questions raised in your letter. If you would like to discuss any of these issues further, please call me at 610-594-2955.

Very truly yours,

/s/ William J. Federici

William J. Federici
Vice President and Chief Financial Officer
West Pharmaceutical Services, Inc.